MAIL STOP 3561



									June 30, 2005

Ms. Sandra K. Conklin
President
LDG, Inc.
4944B Windy Hill Drive
Raleigh, NC  27587

Re:	LDG, Inc.
      Registration Statement on Form SB-2
File No. 333-122666
      Amendment No. 1 Filed May 13, 2005

Dear Ms. Conklin,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that you filed this amendment on EDGAR under File No.
333-
110240, which is the file number for a registration statement you withdrew in April 2004. Please refile Amendment Number 1 for the present registration statement, all related correspondence, and all future amendments and correspondence under the correct File Number,
No. 333-122666, as noted on the front page of your prospectus and cover letter.

2. We reissue comment 1 from our letter of March 14, 2005. Again, as stated in our letter of March 14, 2005, if you do not feel this offering is to be considered a primary offering by or on behalf of the registrant, you are welcome to provide a legal analysis in support of such view. The response contained in your letter of May
12, wherein you:
* direct the staff to "review the appropriate rules and regulations" but do not provide citations to those rules and regulations you believe to be appropriate, along with an analysis as to their applicability;
* include conclusory statements such as "We believe the shares can be sold into the market at the market price should a market develop on the Bulletin Board operated by the National Association of Securities
Dealers, Inc. Until then, they must be sold at $0.05 offering price"; and
* incorporate incomplete cites to rules or regulations which you state are not applicable ("The shares are not being sold pursuant to
Rule 415(1)(i)")
does not appear to provide a sufficient level of analysis to meet the concerns raised by our prior comment.
In the absence of providing any further reasoning as to why you feel this offering is not a primary offering by or on behalf of the registrant, please revise your disclosure to provide that all offers and sales will be made at a disclosed fixed price for the duration of the offering.

Risk Factors, page 6

3. We note the following statements contained in various risk factors:
* "This means that there is substantial doubt that we can continue as
an ongoing business without additional financing and/or generating profits...Currently, we have no plans for additional financing.
We
intend to rely on our revenues for all of our capital needs.  If we
cannot raise additional capital or generate sufficient revenues to operate profitably, we may have to suspend or cease operations." Risk Factor 1
* "We have never operated profitably...In fact, it is unlikely we will operate profitably." Risk Factor 2.
*
"If we are to substantially increase our net sales, it is likely we will seek to raise additional capital...Currently we have no plans to raise additional capital. As a result, if we cannot obtain acceptable financing, we may have to suspend or cease operations." Risk Factor 6.
In sum, it appears that your disclosure indicates that "there is substantial doubt that [you] can continue as an ongoing business without additional financing and/or generating profits" however, you
"have no plans to raise additional capital" and you find it
"unlikely
[that you] will operate profitably." As a result, it would appear from your disclosure that you have no viable business plan. Section (a)(2) of Rule 419 includes within the definition of "blank check company" is a development stage company issuing penny stock that "has no specific business plan or purpose." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize . . . offerings for attempts to create the appearance that the registrant . . . has a specific business plan, in an effort to avoid the application of Rule 419." See Security Act Release No. 6932 (April 13, 1992).
In view of the foregoing, it appears that the uncertainty surrounding your business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or provide a detailed explanation as to why Rule 419 does not apply to this offering.
If
you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus, including disclosure of the reasons for this offering in light of the substantial doubt that your company can continue operating as a going concern and your lack of plans to raise capital.


4. We reissue comment 11 from our letter of March 14, 2005. Your officers and directors intentions with respect to running the company after the sale of their shares should be included as a risk factor.
Do they intend to remain? We note your response that you "do not believe a risk exists and accordingly, not [sic] risk factor has been provided."
Again, such summary response does not appear to provide a sufficient level of analysis to meet the concerns raised by our prior comment.
Please either provide the requested disclosure or your reasoning as to why you do not believe a risk exists for your officers and directors to simply stop running LDG and walk away once they have sold their ownership interest. At minimum, please frame your analysis in light of your disclosure that the company that has "never operated profitably...[and] in fact...is unlikely to operate profitably" and the fact that your auditors have issued a going concern opinion.

5. We also reissue comment 14 from our letter of March 14, 2005. Please include a risk factor that all outstanding shares, including all shares beneficially owned by officers and directors of the company, are being offered for sale. We note your response that you
"do not see how such an event is a risk to investors." Please provide an analysis as to why you do not see a risk investing in a company whose entire ownership base is selling its shares, including the company`s officers and directors who have disclosed that the company "has never operated profitably...[and] in fact...is unlikely to operate profitably."

Determination of Offering Price, page 8

6. We reissue comment 16 from our letter of March 14, 2005. As noted above, because LDG does not qualify to conduct an offering "at the market," all offers and sales must be made at a disclosed fixed price for the duration of the offering. Please revise your disclosure accordingly or explain why it is "[y]our understanding that the shares can be sold at the market price should a market develop."

Government Regulation, page 13

7. We reissue comment 25 from our letter of March 14, 2005. We note that you state in Amendment 1 that LDG is not subject to any state or federal regulation, but your original filing contained disclosure:
"Federal, state and local governments and governmental agencies in recent years have adopted statutes and regulations affecting the advertising activities of advertising agencies and their clients." You then provided a discussion of specific regulation undertaken by the Federal Trade Commission with respect to the activities of advertising agencies. Please advise us as to the reasons you now believe you are not subject to any state or federal regulation.


Management`s Discussion and Analysis or Plan of Operation, page 15

8. We note your disclosure: "Because all of our skills and assets were focused on operations, the only way to complete an expansion analysis was to acquire additional capital and to use this capital to put in place the identified activities. The decision was to complete the expansion analysis activities and the required capital was achieved through a private placement of securities in 2004. Therefore although management certainly has focus on our operation and this also has investment risk, the primary focus of management is on how to initiate and evaluate the expansion activities." Please disclose who undertook the expansion analysis, the cost of such expansion analysis, the manner by which it was carried out, the conclusions reached and activities identified.

9. Expand the Liquidity and Capital Resources section beginning on page 17 to discuss how you settle the account receivable due from Sambrick and how this practice affects your liquidity. Indicate whether this practice represents a continuing trend. Disclose the balance of this receivable that has been received in cash, the amount that has been offset against the rental liability, and the amount of
any other noncash means of settling the receivable. Provide this disclosure for the balance presented as of December 31, 2003, 2004 and March 31, 2005. Explain how Sambrick`s relinquishment of common stock can be used to settle the receivable and how this type of
transaction would be valued.    Disclose the analysis of the
balances
of related party receivable in Note 3 as well.

Selling Stockholders, page 18

10. We reissue comment 39 from our letter of March 14, 2005. The table disclosing the principal stockholders includes information about their holdings with respect to "the private placement" which appears to be unnecessary, inaccurate and inconsistent with disclosure elsewhere in the prospectus. Please revise.


Financial Statements

Responses to accounting comments


11. We note that the responses to these comments were provided on the independent accountant`s letterhead. Please explain to us the scope of services provided by the independent accountant in preparing this response. Please note that management of the issuer is responsible for the financial statements that are included in any document filed with the Commission.

Note 3 - Related Party Transactions, pages 40-41
Accrued Compensation

12. You disclose that Sambrick transferred 2.4 million shares of your common stock to Ms. Conklin to settle $18,000 of accrued salary. Since Sambrick has settled this liability on your behalf, it appears to us that this transaction resulted in an additional capital contribution of $18,000. It also appears to us that the settlement of $18,000 of trade accounts receivable from Sambrick should be accounted for as a distribution to Sambrick. That these activities have no effect on total equity does not relieve you of the obligation to recognize them in the applicable accounts. Please revise.

General

13. Provide a current consent in any amendment, and provide the updated, audited financial statements as required by Item 310(g) of
Regulation S-B.

Recent Sales of Unregistered Securities, page 45
14. We partially reissue comment 49 from our letter of March 14, 2005. Please disclose the facts and circumstances relied upon to make the exemption available for each transaction. See Item
701(d)
of Regulation S-B.  We may have further comment.


Exhibits

Legality Opinion

15. Please reconcile the stated offering price noted in your legality opinion ($0.01) with that provided in prospectus ($0.05).

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or Mike Karney, who supervised the review of your filing, at (202) 551-3847.


						Sincerely,



						John Reynolds, Assistant Director
						Office of Emerging Growth Companies


cc:	Conrad C. Lysiak
	Fax:  (509) 747-1770

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Sandra K. Conklin
LDG, Inc.
June 30, 2005
Page 1